Supplement to Prospectus Supplement dated February 20, 2007 to Prospectus Dated
                               February 13, 2007
                                  $952,056,200
                                  (Approximate)

              Mortgage Pass-Through Certificates, Series 2007-FM2

                              GSAMP Trust 2007-FM2
                                 Issuing Entity

                          GS Mortgage Securities Corp.
                                    Depositor

                         Goldman Sachs Mortgage Company
                                     Sponsor

                             Wells Fargo Bank, N.A.
                  Master Servicer and Securities Administrator

                            Fremont Investment & Loan
                                    Servicer


      This is a third supplement to the prospectus supplement dated February 20, 2007, as modified by a supplement to the prospectus supplement, dated April 5, 2007 (the "First Supplement"), as modified by a supplement to the First Supplement, dated May 11, 2007 (the "Second Supplement," and together with the First Supplement, the "Prospectus Supplement") to the prospectus dated February 13, 2007 relating to the GSAMP Trust 2007-FM2 Mortgage Pass-Through Certificates, Series 2007-FM2.

      Capitalized terms used in this supplement but not defined in this supplement shall have the meanings given them in the Prospectus Supplement.

o The Risk Factor entitled "Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies and Defaults; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally" on page S1-1 of the First Supplement is deleted in its entirety and replaced with the following:

Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies and Defaults; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally

      In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford. Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term. As borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that borrower delinquencies, defaults and losses could increase substantially.

   Recently, the subprime mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue. In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.


 (continued on following pages)

                              Goldman, Sachs & Co.

                 The date of this supplement is August 22, 2007

   In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

      The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements. This has led to a deterioration in the financial performance of many subprime loan originators, and in some cases, has caused certain loan originators to cease operations. As described below under "--Recent Developments Regarding Fremont Investment & Loan," Fremont General Corporation, the parent of Fremont Investment & Loan, has reported that it recently experienced financial and regulatory difficulties.

      Any such deterioration in the financial condition or regulatory status of Fremont Investment & Loan could adversely affect the ability of Fremont Investment & Loan to service the mortgage loans, repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default has occurred. If Fremont Investment & Loan is unable for any reason to satisfy its obligations to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default exists, neither the depositor nor any other person will be obligated to repurchase such loans. In addition, if Fremont Investment & Loan is unable to perform its servicing obligations with respect to the mortgage loans, a successor servicer may need to be appointed, and we cannot assure you that a change in the servicer will not adversely affect the performance of the mortgage loans.

      Even in cases where an original loan seller has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by original loan sellers.

      In response to the deterioration in the performance of subprime mortgage loans, the rating agencies have recently lowered ratings on a large number of subprime mortgage securitizations. There can be no assurance that the rating agencies will not continue to do so.

      In light of the foregoing, you should consider the heightened risks associated with investing in the offered certificates, and the risk that your investment in the offered certificates may perform worse than you anticipate.

o The following language is added to the Prospectus Supplement at the end of the Risk Factor entitled "Recent Fremont Developments" on page S2-2 of the Second Supplement:

   Pursuant to a Form 8-K filed on April 25, 2007 (the "April 25th Announcement") by Fremont General Corporation ("Fremont General"), the parent of Fremont Investment & Loan ("Fremont"), the servicer and the responsible party, Fremont General announced that it engaged Squar, Milner, Peterson, Miranda & Williamson, LLP ("Squar Milner") as Fremont's independent registered public accounting firm. Fremont General stated that Squar Milner will begin work immediately to complete the audit of Fremont's financial statements for the year ended December 31, 2006. Fremont General stated that Squar Milner is the successor to Grant Thornton LLP as Fremont General's independent registered public accounting firm.

                                      S3-2

   Pursuant to a Form 8-K filed on May 22, 2007 (the "May 22nd Announcement"), Fremont General announced definitive agreements for the sale of Fremont General's commercial real estate lending business, the sale of a minority interest in Fremont General and the appointment of new senior management.

   According to the May 22nd Announcement, Fremont General announced the sale to iStar Financial Inc. ("iStar") of the Fremont General's commercial real estate lending business and outstanding loan portfolio. According to Fremont General, at closing Fremont General will receive cash of approximately 30% of the net loan portfolio, or $1.9 billion, and a participation interest equal to approximately 70% of the net loan portfolio, which will bear interest at LIBOR + 150 basis points, subject to certain conditions. Fremont General stated that iStar intends to retain the majority of Fremont General's commercial real estate related employees, facilities and operations.

   Pursuant to the May 22nd Announcement, Fremont General stated that an investor group led by Gerald J. Ford (the "Investor Group") will make a minority investment in Fremont General. Fremont General stated that under this transaction, the Investor Group will acquire a combination of approximately $80 million in exchangeable non-cumulative preferred stock of Fremont and warrants to acquire additional common stock of Fremont General. Fremont General stated that Mr. Ford will become Chairman of the Board of Fremont General and Fremont, and Fremont General and Fremont will name two affiliated executives to senior positions.

   Pursuant to the May 22nd Announcement, Fremont General stated that a minority investment by the Investor Group includes exchangeable non-cumulative preferred stock in Fremont that will be exchangeable into Fremont General common stock at a price of $8.44 per share, subject to certain adjustments. Fremont General stated that the Investor Group also will receive warrants for an additional 7.1 million shares of Fremont General's common stock. Fremont General stated that these warrants have a term of approximately 15 months and a strike price of $8.44, subject to certain adjustments. Fremont General stated that subject to stockholder approval, the Investor Group also will receive warrants to purchase an additional approximately 4 million shares (under the same terms as the initial warrants), for a total of 11.1 million shares. Fremont General stated that if the stockholders approve issuance of the additional warrants, the conversion price of the preferred stock and warrants would increase to $9.00 per share, subject to certain adjustments. Fremont General stated that assuming the issuance of all the common shares underlying the preferred stock and the warrants, the Investor Group will hold approximately 20 percent of the then outstanding common stock of Fremont General.

   According to the May 22nd Announcement, Fremont General stated that the iStar transaction is subject to regulatory clearance and customary closing conditions and is expected to close by June 30, 2007. Fremont General stated that the minority investment is expected to close within 30 days following receipt of final regulatory approval. In addition, Fremont General stated that that Ellington Capital Management is the acquiring party in Fremont General's previously disclosed letter of intent to sell its sub-prime residential real estate business, which remains in effect.

   In addition, pursuant to the May 22nd Announcement, Fremont General stated that it has filed its applicable SEC filings related to its residential loan servicing activities with Squar Milner's attestation on Fremont General's Regulation AB compliance.

   Pursuant to a Form 8-K filed on July 3, 2007 (the "July 3rd Announcement"), Fremont General announced the completion of the previously announced sale of Fremont General's commercial real estate lending business and outstanding commercial real estate loan portfolio to iStar.


                                      S2-3